UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X] Merger

[ ] Liquidation

[ ] Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Virtus Stone Harbor Emerging Markets Total Income Fund

3.	Securities and Exchange Commission File No.: 811-22716

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[] Initial Application	[X] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

101 Munson Street

Greenfield, MA 01301-9683

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Kathryn Santoro

Virtus Investment Partners

One Financial Plaza

Hartford, CT 06103-2608

860-503-1116

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act

[17 CFR 270.31a-l, .31a-2]:

Virtus Fund Services, LLC

One Financial Plaza

Hartford, CT 06103

866-270-7788

Stone Harbor Investment Partners, a division of Virtus Fixed Income Advisers, LLC

31 West 52nd Street, 16th Floor

New York, NY 10019

212-548-1200

The Bank of New York Mellon

240 Greenwich Street

New York, NY 10286-1048

212-495-1784

Computershare Trust Company, N.A.

P.O. Box 43078

Providence, RI 02940-3078

888-909-9922

Virtus Alternative Investment Advisers, Inc.

One Financial Plaza

Hartford, CT 06103

800-248-7971

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ] Open-end    [X] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Investment Adviser:
Virtus Alternative Investment Advisers, Inc.
One Financial Plaza
Hartford, CT 06103

Stone Harbor Investment Partners, LLC (formerly, Stone Harbor Investment Partners LP)
31 West 52nd Street, 16th Floor
New York, NY 10019
Stone Harbor Investment Partners LP served as the investment adviser to the Fund until December 31, 2021. Effective January 1, 2022, it converted to a Delaware limited liability company, Stone Harbor Investment Partners, LLC, and served as investment manager until April 10, 2022.

Investment Sub-Adviser:
Stone Harbor Investment Partners, a division of Virtus Fixed Income Advisers, LLC
31 West 52nd Street, 16th Floor
New York, NY 10019

Stone Harbor Investment Partners, LLC
31 West 52nd Street, 16th Floor
New York, NY 10019

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Not applicable.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and addressees):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes    [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes    [ ] No

If Yes, state the date on which the board vote took place: March 1, 2023

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes    [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

No shareholder vote was required under the Investment Company Act of 1940, as amended, the applicable laws of the Commonwealth of Massachusetts or the Fund’s governing documents.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes    [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions: December 15, 2023

(b)	Were the distributions made on the basis of net assets?

[X] Yes    [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[X] Yes    [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:
Were any distributions to shareholders made in kind?

[ ] Yes    [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[ ] Yes    [X] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes    [ ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes    [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ] Yes    [X] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ] Yes    [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes    [X] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $358,000

(ii)	Accounting expenses: $11,000

(iii)	Other expenses (list and identify separately):

NYSE listing fees:	$41,000
Printing/mailing:	$34,000
Transfer agent:	$26,000
SEC fees:	$5,000

(iv)	Total expenses (sum of lines (i)-(iii) above): $475,000

(b)	How were those expenses allocated?

Total expenses were allocated between the Fund and the Virtus Stone Harbor Emerging Markets Income Fund (the “Acquiring Fund”) pro rata based on each fund’s average net assets.

(c)	Who paid those expenses?

The Fund and the Acquiring Fund.

(d)	How did the fund pay for unamortized expenses (if any)?

The Fund had no unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes    [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes    [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes    [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger: Virtus Stone Harbor Emerging Markets Income Fund

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-22473

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File no. 333-271026

Form N-14 8C/A

November 7, 2023

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Virtus Stone Harbor Emerging Markets Total Income Fund, (ii) he or she is the Secretary of Virtus Stone Harbor Emerging Markets Total Income Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ Kathryn Santoro
Kathryn Santoro
Secretary